The first paragraph of the provisions of the Articles of Incorporation of the corporation, relating to the authorized capital stock of the corpor-ation, shall be amended to read as follows:

     Total Number of Authorized Shares. The Corporation shall be authorized to issue 50,000,000 shares of common stock, $2.50 par value per share, and 10,000,000 shares of preferred stock, without par value.